SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Endeavor Acquisition Corp.
(Name of Issuer)

Units, each consisting of one share of Common Stock, 0.0001 par value per share, and one
 Common Stock Purchase Warrant

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

292577202 (Units)
292577103 (Common Stock)
(CUSIP Number)

July 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 292577103                                                                                                                                                                                                                                       Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,007,800
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292577103                                                                                                                                                                                                                                        Page 3 of 6

Item 1.

(a)   Name of Issuer:

Endeavor Acquisition Corp. (the “Company”)

(b)       Address of Issuer's Principal Executive Offices:

180 Madison Avenue, Suite 2305
New York, NY, 10016

Item 2.

(a)   Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)   Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o WSmiths Finance
Nemours Chambers
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)   Citizenship:

British Virgin Islands

(d)   Title of Class of Securities:

Units (“Units”), each consisting of one share of Common Stock, 0.0001 par value per share, and one Common Stock Purchase Warrant (“Warrant”).

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)   CUSIP Number:

292577202 (Units)

292577103 (Common Stock)

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Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 835,200 Units and an additional 172,600 shares of Common Stock.

Each Unit consists of:

- one share of Common Stock; and

- one Warrant.

Each Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00. Each Warrant will become exercisable on the later of the Company's completion of a business combination or December 15, 2006, and will expire on December 19, 2009, or earlier upon redemption.

(b)    Percent of class:

5.1% of the Company's Common Stock, which percentage was calculated based on a figure of 19,910,745 shares of Common Stock outstanding as of March 31, 2006, as reported in the Company's Current Report on Form 8-K, dated as of May 15, 2006.

(c)    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,007,800

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,007,800

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

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Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security    Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006

AZIMUTH OPPORTUNITY, LTD.

By: /s/ Deirdre M. McCoy
Name: Deirdre M. McCoy
Title:   Corporate Secretary